SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 9 as to Mr. William T. Comfort, III and
Amendment No. 15 as to LDN Stuyvie Partnership)

Lyris, Inc. (LYRI.OB)
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

46622H 10 3
(CUSIP Number)

William T. Comfort, III
127-131 Sloane Street
4th Floor, Liscartan House
London, SW1X 9AS, United Kingdom
44-207-808-4782

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 12, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following page(s))

CUSIP No. 4662HH 10 3

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

LDN Stuyvie Partnership/73-1526937
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS
WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER

0
		8	SHARED VOTING POWER

42,453,126
		9	SOLE DISPOSITIVE POWER

0
		10	SHARED DISPOSITIVE POWER

42,453,126
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

42,453,126
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

35%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 4662HH 10 3

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Mr. William T. Comfort, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER

13,621,212
		8	SHARED VOTING POWER

42,453,126
		9	SOLE DISPOSITIVE POWER

13,621,212
		10	SHARED DISPOSITIVE POWER

42,453,126
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

56,074,338
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

46.2%
14	TYPE OF REPORTING PERSON

IN

This Amendment No. 9 to Schedule 13D amends and supplements Items 3-6 contained in the Schedule 13D initially filed on or about January 3, 2003, by William T. Comfort, III and subsequently amended on January 13, 2003, August 23, 2006, December 7, 2006, February 6, 2007, March 12, 2007, March 19, 2007, March 10, 2008 and March 19, 2010 with respect to the common stock, par value $0.01 per share (the “Common Stock”) of Lyris, Inc. (the “Issuer”). This Amendment No. 15 to Schedule 13D amends and supplements Items 3-6 contained in the Schedule 13D initially filed on or about October 6, 1999 by LDN Stuyvie Partnership (the “Partnership”) and subsequently amended on October 18, 1999, November 8, 1999, December 17, 1999, December 29, 1999, January 6, 2000, January 12, 2000, January 13, 2003, August 23, 2006, December 7, 2006, February 6, 2007, March 12, 2007, March 19, 2007, March 10, 2008 and March 19, 2010 with respect to the Common Stock of the Issuer. Mr. Comfort and the Partnership are referred to herein as the “Reporting Persons.” Each Reporting Person disclaims responsibility for the completeness and accuracy of the information contained in this Schedule 13D concerning the other Reporting Person.

Item 3. Source and Amount of Funds or Other Consideration

On April 12, 2010, Mr. Comfort acquired 12,121,212 shares of the Issuer’s Common Stock in a private placement by the Issuer at a purchase price of $0.33 per share (the “Purchase”), pursuant to a subscription agreement filed as an exhibit to the Issuer’s Form 8-K filed on April 13, 2010. The aggregate purchase price of $4,000,000,000 was paid from Mr. Comfort’s individual funds.

Item 4. Purpose of Transaction

Mr. Comfort’s Purchase is for investment purposes only. Neither Mr. Comfort nor the Partnership has any plans or proposals which relate to or would result in any of the actions described in items (a) through (j) of Item 4 of Schedule 13D with respect to the shares purchased in this transaction.

Item 5. Interest in Securities of the Issuer

(a) Mr. Comfort may be deemed to beneficially own in the aggregate 56,074,338 shares of Common Stock of the Issuer, representing approximately 46.2% of the outstanding shares of Common Stock of the Issuer. Of such shares, the Partnership may be deemed to beneficially own in the aggregate 42,453,126 shares, representing approximately 35.0% of the outstanding shares of Common Stock of the Issuer.

(b)

     (1) Of the 13,621,212 shares of Common Stock of the Issuer for which Mr. Comfort has sole voting and dispositive power, all such shares are held of record by Mr. Comfort. Of the 42,453,126 shares of Common Stock of the Issuer over which Mr. Comfort has shared voting and dispositive power in his role as the general partner of the Partnership, all such shares are held of record by the Partnership.

     (2) Of the 42,453,126 shares of Common Stock of the Issuer of which the Partnership has shared voting and dispositive power, all such shares are held of record by the Partnership.

(c) On April 12, 2010, Mr. Comfort acquired 12,121,212 shares of the Issuer’s Common Stock in a private placement by the Issuer at a purchase price of $0.33 per share, pursuant to a Subscription Agreement by and between the Issuer and Mr. Comfort dated April 12, 2010, which was filed as an exhibit to the Issuer’s Form 8-K filed on April 13, 2010.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 5 above.

Item 7. Material to be Filed as Exhibits

Exhibit A: Subscription Agreement by and between the Issuer and Mr. Comfort dated April 12, 2010, filed as an exhibit to the Issuer’s Form 8-K filed on April 13, 2010, and incorporated herein by reference.

Exhibit B: Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, filed as Exhibit 99.1 to the Schedule 13D filed by Mr. Comfort and the Partnership on January 13, 2003, and incorporated herein by reference.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LDN STUYVIE PARTNERSHIP

Dated: April 14, 2010	By:	/s/ William T. Comfort, III
William T. Comfort, III
General Partner

WILLIAM T. COMFORT, III

Dated: April 14, 2010		/s/ William T. Comfort, III